BB

BB 3/8

SECURIT[IES AND EXCHANGE COMMI]SSION

05037387

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2005 WASH, D.C. 213

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DESON & CO

OFFICIAL USE ONLY
122129
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Baytree Capital 40 Wall Street 56th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Steighner 303-795-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILSON MARKLE STUCKEY HARDESTY & BOTT
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Cir, #200 (Address) Larkspur (City), CA (State) 94939 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/04

OATH OR AFFIRMATION

I, Sean Deson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DESON & CO, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

-SEE ATTACHED-

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of **Nevada** }
}ss
County of **Clark** }

Subscribed and sworn to (or affirmed) before me, DUSTIN WALTER Notary Public, this 24TH day of FEB ~~, 2003~~ 2005 by
— SEAN DESON —

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
DUSTIN WALTER
No: 03-82717-1
My Appointment Expires June 23, 2007

Notary Seal

. WITNESS my hand and official seal.

Signature
Notary Public in and for the State of Nevada
My Commission expires on: JUNE 23, 07

DESCRIPTION OF ATTACHED DOCUMENT:

Title or Type of Document: ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Document Date: 2/24/05 Number of Pages: 2

Signers other than named above: ——

Deson & Co.

Financial Statements

and Supplemental Information

Years ended December 31, 2004 and 2003

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

The Board of Directors
Deson & Co.

We have audited the accompanying statement of financial condition of Deson & Co., as of December 31, 2004 and 2003, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Deson & Co. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deson & Co. as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
January 25, 2005

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

Deson & Co.
Statement of Financial Condition
December 31, 2004 and 2003

Assets

	2004	2003
Current assets		
Cash and cash equivalents	$ 16,808	$ 22,749
Accounts receivable	1,000	1,000
Prepaid expenses and other current assets	1,480	30
Total current assets	19,288	23,779
Furniture and equipment, at cost	12,568	12,568
Less accumulated depreciation	(11,122)	(8,230)
Net furniture and equipment	1,446	4,338
Total assets	$ 20,734	$ 28,117

Liabilities and Stockholder's Equity

	2004	2003
Current liabilities		
Accounts payable and accrued liabilities	$ 492	$ -
Total current liabilities	492	-
Stockholder's equity		
Common stock	2,500	2,500
Retained earnings	17,742	25,617
Total stockholder's equity	20,242	28,117
Total liabilities and stockholder's equity	$ 20,734	$ 28,117

See accompanying notes

Deson & Co.
Statement of Operations
Years ended December 31, 2004 and 2003

Revenues	2004	2003
Commissions and fees	$ 198,502	$ 84,498
Interest income	106	230
Total revenues	198,608	84,728
Expenses		
Regulatory fees and taxes	612	1,750
Vehicle and travel expenses	18,349	41,314
Professional fees	148,305	12,349
Data services, communications and other charges	1,148	1,011
Rent, office and other expenses	38,069	26,596
Total expenses	206,483	83,020
Net income (loss)	$ (7,875)	$ 1,708

See accompanying notes.

Deson & Co.
Statement of Stockholder's Equity
Years ended December 31, 2004 and 2003

	Common stock	Retained earnings	Total stockholder's equity
Balances, December 31, 2002	$ 2,500	$ 21,866	$ 24,366
Net income	-	1,708	1,708
Distributions to stockholder	-	2,043	2,043
Balances, December 31, 2003	2,500	25,617	28,117
Net loss	-	(7,875)	(7,875)
Balances, December 31, 2004	$ 2,500	$ 17,742	$ 20,242

See accompanying notes.

Deson & Co.
Statement of Cash Flows
Years ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities		
Net income (loss)	$ (7,875)	$ 1,708
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation	2,892	2,892
Decrease in accounts receivable	-	8,593
Increase in prepaid expenses and other current assets	(1,450)	(30)
Increase in accounts payable	492	-
Other uses	-	(823)
Net cash provided (used) by operating activities	(5,941)	12,340
Cash flows from financing activities		
Distributions to stockholder	-	(2,043)
Net cash used by financig activities	-	(2,043)
Net increase in cash and cash equivalents	(5,941)	10,297
Cash and cash equivalents, beginning of year	22,749	12,452
Cash and cash equivalents, end of year	$ 16,808	$ 22,749

See accompanying notes.

Deson & Co.
Notes to Financial Statements
December 31, 2004

Note 1 – Basis of presentation and summary of significant accounting policies

Basis of presentation

The accompanying financial statements include the accounts of Deson & Co. (the "Company"). The Company is a wholly owned by Sean Deson.

The Company was incorporated in New York on January 11, 1999. In 2003 the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD").

Nature of operations

The Company provides investment consulting services.

Basis of accounting

The financial statements of the Company have been prepared under accounting principles generally accepted in the United States and reflect the following significant policies.

Revenue recognition

Commissions and fees are recorded when billed, subject to an allowance for uncollectible and/or contingent amounts.

Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank in checking and money market accounts, all available on demand.

Note 1 – Basis of presentation and summary of significant accounting policies (continued)

Fair value of financial instruments

Substantially all assets and liabilities carried at historical cost or contract value approximate fair value due to their relative short-term nature.

Advertising costs

Costs incurred for producing and communicating advertising are expensed when incurred.

Income taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company is not subject to federal taxes on income. Instead, the stockholder include his respective share of the Company's taxable income in his individual income tax returns.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Transactions with affiliated companies

The Company utilizes services and business facilities in common with other companies or activities of its owner. The Company pays for its estimated share of common costs.

Note 4 – Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 12.5% of aggregate indebtedness, as defined under the Rule.

As of December 31, 2004, the Company had net capital, as defined under the Rule, of $16,316, which exceeded the minimum requirement of $5,000 by $11,316. The Company's aggregate indebtedness, as defined under the Rule, was $492.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Deson & Co.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2004

Balance, December 31, 2003	$	-
Increases (decreases)		-
Balance, December 31, 2004	$	-

Deson & Co.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2004

Net Capital	
Total stockholder's equity	$ 20,242
Adjustments to net capital pursuant to Rule 15c3-1:	
Non-allowable assets	
Accounts receivable	(1,000)
Prepaid expenses	(1,480)
Furniture and equipment	(1,446)
Net capital	$ 16,316
Total Aggregate Indebtedness	
Total aggregate indebtedness	$ 492
Computation of Basic Net Capital Requirement	
Minimum net capital required (6.67% of total aggregate indebtedness)	$ 33
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 11,316
Percentage of aggregate indebtedness to net capital	-%

Statement pursuant to paragraph (d)4 of Rule 17a-5 at December 31, 2004

There is no material difference between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

Deson & Co.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Deson & Co.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Deson & Co.

We have audited the financial statements of Deson & Co. for the year ended December 31, 2004 and 2003, and have issued our report thereon dated January 25, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 10 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Deson & Co., taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2004 and 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
January 25, 2005